Exhibit 99.2

PETROCHINA ANNOUNCED INTENTION TO DELIST THE AMERICAN DEPOSITARY SHARES FROM THE NYSE

BEIJING, August 12, 2022 — PetroChina Company Limited (the “Company”) (HKSE stock code 0857; NYSE symbol PTR; SSE stock code 601857) today announced that it has notified the New York Stock Exchange (the “NYSE”) on 12 August 2022 (Eastern Time in the U.S.) that it will apply for a voluntary delisting of its American Depositary Shares (“ADSs”) from the NYSE pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and relevant rules.

In 2000, the Company completed an offering of 17,582,418,000 H shares of the Company (the “H Shares”) and became listed on The Stock Exchange of Hong Kong Limited (the “HKSE”) and the NYSE, whereby, ADSs representing 23.5% of the total H Shares were listed on the NYSE. In 2005, the Company completed a follow-on offering of over 3 billion H Shares. In 2007, the Company issued 4 billion A shares of the Company and became listed on the Shanghai Stock Exchange (the “SSE”). As of 9 August 2022, the issued and outstanding ADSs represented approximately 3.93% of the total H Shares and approximately 0.45% of the total share capital of the Company.

Based on a comprehensive evaluation of a number of considerations, including but not limited to the small percentage of H Shares represented by ADSs as compared to the total number of the H Shares and the total share capital of the Company, the relatively limited trading volume of the ADSs as compared to the trading volume of the H Shares on a worldwide basis, the considerable administrative burden for performing the disclosure obligations as necessary for maintaining the listing of the ADSs on the NYSE as a result of the differences in the regulatory rules of multiple listing venues, the fact that the Company has never utilized NYSE for any follow-on financing, while the HKSE and the SSE are strong alternatives for the Company because they can satisfy the Company’s fundraising requirements necessary for its normal business operations, and for better protection of the interests of the investors, the board of directors of the Company approved the delisting of the ADSs from the NYSE and, subject to subsequent actual circumstances, the deregistration of the ADSs and the underlying H Shares with the United States Securities and Exchange Commission (the “SEC”) in accordance with the relevant requirements under the Exchange Act.

Based on the foregoing, the Company intends to file a Form 25 with the SEC on or about 29 August 2022 to delist its ADSs from the NYSE. The delisting of the ADSs from the NYSE is expected to become effective ten days thereafter. The last day of trading of the ADSs on the NYSE is expected to occur on or about 8 September 2022. From and after that, the ADSs will no longer be listed on the NYSE. However, the Company will continue to perform its disclosure obligations under the Exchange Act until the Company files a Form 15F with the SEC to seek the deregistration of the ADSs and the underlying H Shares under the Exchange Act after it meets the criteria for deregistration under Rule 12h-6.

On the date of this announcement, the Company will instruct The Bank of New York Mellon, the depositary of the ADSs, to issue the notice of terminating its American Depositary Receipt (“ADR”) program to the holders of ADSs according to the requirements under the depositary agreement, and the ADR program will be terminated on or around 16 October 2022 (the “Termination Date”). During the period after the ADSs are delisted from the NYSE and before the Termination Date, the ADSs issued under the ADR program of the Company are expected to trade on the over-the-counter market.

The Company will maintain the listing and trading of its shares on the HKSE and the SSE after the delisting of its ADSs from the NYSE. The ADS holders may surrender their ADSs for the underlying H Shares, which can be traded on the HKSE.

The Company reserves its right in all respects to delay or withdraw the aforementioned filings of Form 25 and Form 15F prior to their effectiveness. The Company will issue any further announcement if necesary.

The Company would like to extend its thanks to investors for their continuing support and attention to the Company. The Company will use its best efforts to handle relevant matters properly by following the principle of protecting the interests of investors.

Shareholders and potential investors are advised to act with due care in trading securities of the Company.

This announcement may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward- looking statements are based on the Company’s current assumptions, expectations and projections about future events. The Company uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting judgment of the Company’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.